BRITISH AMERICAN TOBACCO

CELEBRATING A CENTURY OF EXCELLENCE

GC/KC/1000199905

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Aileen McDonald
Company Secretary

Tel +44 (0)20 7845 1722
Fax +44 (0)20 7845 2189
www.bat.com

26th February 2002

Bat Industries

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82 • 33

02015915

SEC MAIL PROCESSING RECEIVED MAR 12 2002 366 D.C. SECTION

Dear Sirs

SUPPL

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: Board Appointment

dlw 3/20

BRITISH AMERICAN
TOBACCO

www.bat.com

news release

FILE No.
82 • 33

26 February 2002

BOARD APPOINTMENT

Antonio Monteiro de Castro, Regional Director - Latin American and Caribbean since 1996, will be appointed to the Board of British American Tobacco plc on 1 March 2002. As a result, the Board will consist of four Executive and eight Non-executive Directors.

Antonio, who is 56, held senior executive positions at Gillette do Brazil and Alcoa (Brazil) before joining Souza Cruz as Vice President in March 1989. In July 1991, he was elected President and CEO of Souza Cruz SA of Brazil, the listed company in which British American Tobacco has a 75 per cent interest.

Enquiries:
British American Tobacco Press Office
Dave Betteridge, Scott Hailstone, Ann Tradigo
Tel: +44 (0)20 7845 2888

BRITISH AMERICAN
TOBACCO

CELEBRATING A CENTURY OF EXCELLENCE

GC/KC/1000199905

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Aileen McDonald
Company Secretary

Tel +44 (0)20 7845 1722
Fax +44 (0)20 7845 2189
www.bat.com

26th February 2002

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82 - 33

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

Attached: Preliminary Announcement - Year Ended 31 December 2001

BRITISH AMERICAN
TOBACCO

CELEBRATING A CENTURY OF EXCELLENCE

GC/KC/1000199905

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Aileen McDonald
Company Secretary

Tel +44 (0)20 7845 1722
Fax +44 (0)20 7845 2189
www.bat.com

26th February 2002

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82 - 33

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

Attached: Preliminary Announcement - Year Ended 31 December 2001

Received...

BRITISH AMERICAN TOBACCO

www.bat.com

news release

FILE No. 82 - 33

26 February 2002

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2001

SUMMARY

	2001	2000 Restated	Change
Operating profit pre-exceptionals	£2,771m	£2,575m	+8%
Pre-tax profit	£2,065m	£1,522m	+36%
Adjusted earnings per share	61.82p	56.93p	+9%
Dividends per share	32.0p	29.00p	+10%

- Operating profit, before goodwill amortisation and exceptional items, was 8 per cent higher at £2,771 million, with good performances across the Group.
- International brand volumes grew by almost 3 per cent but Group volumes at 807 billion were the same as last year. The Group's four global drive brands achieved a growth of more than 10 per cent.
- Pre-tax profit was up 36 per cent at £2,065 million benefiting from the lower level of exceptional charges and net interest paid.
- Adjusted earnings per share (on a fully diluted basis) rose 9 per cent to 61.82p.
- The Board is recommending a final dividend of 22.3p, up 11.5 per cent, which will be paid on 19 April 2002. This will take the growth in dividends for the year to 10 per cent.
- The Chairman, Martin Broughton, commented "The Group's results since the demerger in 1998 prove that our global strategy for creating shareholder value is working. Whether measured by operating profit, pre-tax profit, earnings per share, dividends or total shareholder return, the record speaks for itself."

ENQUIRIES:

INVESTOR RELATIONS:
Ralph Edmondson 020 7845 1180

PRESS OFFICE:
David Betteridge/Scott Hailstone 020 7845 2888

BRITISH AMERICAN TOBACCO p.l.c.

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2001

INDEX

Operating profit before exceptional items rose by 8 per cent to £2,771 million in 2001, maintaining British American Tobacco's record of steady growth in varying economic conditions since the demerger in 1998. Pre-tax profit increased 36 per cent, while adjusted earnings per share were ahead by 9 per cent at 61.82p. As a result, the Board is recommending a final Dividend of 22.3p per share, taking the total growth for the year to 10 per cent, in line with the Group's policy of paying out at least 50 per cent of sustainable earnings.

We have continued to shift our brand mix to the growing, more profitable segments of the tobacco market, towards International Brands, Premium Brands, Lights and the Adult Smokers Under 30 category. The resulting improvement has a real impact on both operating profit and margins, as we have seen over the past few years, with average Group margins up almost 60 per cent over the period since the demerger in 1998.

Overall, our global drive brands had an excellent year, with growth above 10 per cent. Total International Brands rose three per cent and Lights were up 11 per cent. All our global drive brands posted record years in terms of volumes with the highest ever market share in the majority of their key markets. Total Group volume was stable in 2001.

Lucky Strike is our best selling international brand and our premier global brand for the key Adult Smoker Under 30 segment of the market. 2001 was another record year for Lucky Strike with volumes four per cent higher, driven particularly by growth in key markets, such as France, Germany and Spain, as well as a number of other markets where the brand gained share.

Kent is our premier free-standing lights brand and its role is to strengthen the portfolio in the critical Premium, Lights and Adult Smokers Under 30 segments. The original four markets that re-launched Kent in 1999 (Russia, Chile, Romania and Hong Kong) continued to generate impressive volume growth in 2001, over 50 per cent ahead of the previous year. Russia was the most notable success and, on the basis of our retail audit at the end of December, Kent became the leading Premium International Brand in Moscow, the key market for influencing the rest of the country.

Dunhill's role is to establish a strong global position in the premium/super premium segment by providing consumers with a product seen as the finest cigarette in the world. In 2001, fuelled by outstanding performance in South Korea, Malaysia and Taiwan, Dunhill achieved the highest ever volume in the history of the brand, with 14 per cent growth over 2000. The Dunhill cigar range was also re-launched, to position it at the premium end of the cigar market.

Our leading global mid-price brand, Pall Mall, which is also positioned to strengthen the Group amongst the Adult Smokers Under 30 and Lights segments, has experienced significant growth in 2001, with volumes up 21 per cent. The growth was driven by strong performances in Germany, Russia, Hungary, Italy, Ukraine and Romania and the launch of Pall Mall filter proved to be one of the most successful cigarette brand launches in the US during the last ten years.

With a new top management team in place, I hope it will be helpful to shareholders if I outline the three areas of the business on which we will be focusing over the medium term to sustain our performance.

The first is organic volume growth. As the world market is basically flat at about 5.3 trillion cigarettes, declining an estimated 0.2 per cent in 2001, volume growth can only come from gaining share. However, the quality of that share growth is equally important to us. An improved brand mix, as a result of our move towards higher margin brands, has been a fundamental part of our approach for a number of years.

Our marketing and brand strategies are working well, as can be seen from the performance of our global drive brands and our key regional and national brands. We also have strong positions in those parts of the world where there is both population growth and GDP growth, both of which should benefit Group volumes and brand mix in the future.

Entries into new markets are a very important source of further organic volume growth. The success of the Group's moves into Eastern Europe in the 1990s gives us real confidence in our ability to grow share by entering new markets and every reason to believe that the current investments in South Korea, Turkey, Vietnam, Nigeria and Egypt will be just as successful in the medium term.

As announced in December, we do anticipate that Group volumes will decline about 2-3 per cent in 2002. This is a result of economic conditions and the decision to apply even more stringent criteria for the supply of products to trade customers, especially in the area of duty-free sales. However, we expect to see volume growth in 2003 and beyond.

Secondly, the Group will continue to play an active role in the consolidation of the tobacco industry, enabling us to add growth from acquisitions to organic growth. Although there is no opening of the size and scale of Rothmans, there are opportunities to strengthen our position in key markets and to improve our margins. Any acquisitions would need to be both strategically important and financially attractive.

Thirdly, we will be focusing relentlessly on improving productivity across all our business activities, without undermining the Group's effectiveness, especially in the market place. Indeed, our capabilities and scale in research and development, leaf, purchasing, manufacturing and marketing, which are already world-class, can be further strengthened, giving us significant scope to improve our performance.

In December, we confirmed our confidence in delivering high single figure earnings growth in line with market estimates for 2002, subject to exchange rates. In terms of further information about current trading, I will, as usual, be giving shareholders an indication of how the Board views 2002 at the Annual General Meeting in April.

However, recognising that Argentina and Venezuela may be causing some concern, it seems sensible to make a brief comment. The economic conditions are clearly very challenging but they are the same problems that we have experienced in other markets over the years, such as Russia in 1998. Despite the volatility of exchange rates since December, we remain confident of meeting the forecast.

The Group's results since the demerger in 1998 prove that our global strategy for creating shareholder value is working. Whether measured by operating profit, pre-tax profit, earnings per share, dividends or total shareholder return, the record speaks for itself.

MARTIN BROUGHTON

British American Tobacco is the world's second largest quoted tobacco group with annual shipments of more than 800 billion cigarettes, which represents a world market share of over 15 per cent.

British American Tobacco is the world's most international tobacco company with an impressive market position in Latin America and a robust position in all the other regions. A strong broad based portfolio of international, regional and local brands provides the platform for achieving global leadership of the tobacco business. This will be achieved by increasing share in the key growth consumer segments.

Group operating profit, before goodwill amortisation and the exceptional items set out on page 21, was 8 per cent higher at £2,771 million, with good performances across the Group. Profit in the fourth quarter rose 6 per cent to £689 million. The strengthening of the average exchange rate of a number of currencies against sterling, primarily the US dollar and euro, was largely offset by the weakness of the Brazilian real and South African rand. At comparable rates of exchange, the growth in profit for the year would have been 7 per cent.

International brand volumes grew by almost 3 per cent but overall Group volumes at 807 billion were the same as last year. Lucky Strike, Kent, Dunhill and Pall Mall, the four global drive brands of the Group, achieved an overall growth of more than 10 per cent.

America-Pacific

Profit of £1,019 million from the region rose by £141 million, reflecting higher contributions in all the main markets and the benefits from stronger US dollar exchange rates during the year. There were market share gains in Japan and excellent volume growth and increased market share in South Korea, although regional volumes at 106 billion were 3 per cent lower as a result of the lower US market share and total market size declines.

Imperial Tobacco Canada contributed £431 million of profit, up 11 per cent, compared to the £389 million for the same period last year. On a comparable basis (see page 20), profit for the tobacco operations increased by 9 per cent as a result of higher margins, partially offset by lower volumes as a result of the reduced total market. Imperial Tobacco's impressive market share was held, with share increases for Matinée and du Maurier and a slight decline for Player's.

In the US, Brown & Williamson, contributed £356 million, an increase of 10 per cent in local currency. This increase was the result of higher pricing and lower costs following last year's restructuring, partly offset by lower volumes and higher ongoing expenses under the 1998 Master Settlement Agreement. The market share for 2001 was slightly lower at 10.9 per cent, but showed signs of stabilising during the year. Pall Mall grew volumes and share of retail off-take continued to increase, while Viceroy also increased market share. Advance, a potentially reduced exposure product, was launched in a test market in November.

In Japan, profit grew strongly due to the impact of the SCAT acquisition and the favourable effect of foreign exchange, partially offset by lower volumes in a reduced total market. Overall market share rose to 8 per cent due to the success of Kent and Kool, which both increased share.

With volumes trebling, Dunhill drove the substantial increase in profits in South Korea, and overall market share was almost 5 per cent. The project to replace the Group imports with local production remains on schedule.

Asia-Pacific

Profit of £414 million was £53 million ahead, with strong results in Australia and Malaysia due to rationalisation changes, and higher volumes in Vietnam. This strong performance was achieved despite poor economic conditions in Asia, which were exacerbated by the global slowdown. Regional volumes declined by 6 per cent to 82 billion as a result of tax driven price increases in Malaysia, Indonesia, Australia and New Zealand, which were partially offset by growth in Vietnam.

Australia delivered strong profit growth, as a result of more favourable margins and a lower cost base. Overall market share increased, with strong performances by Winfield and Benson & Hedges, although total volumes were down due to retail price increases caused by excise increases.

Malaysia's profit growth reflected higher margins and the strength of the Dunhill brand, which increased market share. This was bolstered by lower costs, partially offset by the need to pay import duties on additional leaf to meet the shortfall in the local crop and provide additional financial support to local tobacco farmers.

Profit grew significantly in Vietnam, due to higher sales volumes with improved distribution coverage and the strength of the State Express 555 and Craven 'A' brands. The joint venture agreement with Vinataba, will further contribute to the profit from this market. In Indonesia, profit increased substantially after the restructuring early in the year, coupled with higher margins driven by price increases but volumes declined as excise increases adversely affected the Group, whereas Kretek and small manufacturers benefited.

Both profit and volumes declined in Singapore due to a significant excise increase and rapid development of the value-for-money segment, which eroded higher priced volumes. The Group grew its share of the value-for-money segment and had stabilised overall market share by year end.

In Taiwan, the rapid growth of Dunhill fuelled an increase in overall market share and significant increases in premium and lights segment shares although the profit was lower due to higher marketing investments.

Latin America

Profit at £428 million was slightly ahead of last year. Despite good performances in local currency by a number of operations, the results in sterling were affected by exchange movements. Higher volumes in Brazil almost offset reductions in some other countries where the total markets contracted. As a result, the regional volumes showed a slight decline to 163 billion.

In Brazil, while there were higher sales volumes, higher leaf export volumes, lower expenses and the benefit of a price increase, the market was affected by a poorer brand mix. The 6 per cent increase in volumes and higher market share was driven by the strong performance of Derby, following its price repositioning to recover volume from the illegal competition. However, reported profit was affected by the devaluation of the local currency against the US dollar.

With increased margins, a better brand mix and lower costs, profit rose in Mexico despite lower volumes and market share. In Chile, profit increased due to higher margins and the high market share was maintained although the total market was flat. In Venezuela, Belmont led the growth in volumes and market share which, together with higher prices, a reduction in variable cost and lower expenses, resulted in higher profit.

In Argentina, market share was in line with last year, despite the significant down sizing of the total market during the latter part of the year as a result of the very difficult economic conditions. Profitability benefited as industry margins were restored, following the reduction of the social assistance fund tax rate during the year. The excellent performances of Delta and Belmont in Central America drove the higher market share and profit, notwithstanding lower overall volumes and the costs of entry in the Dominican Republic.

Europe
Profit for the region was £512 million, down by £29 million. Excluding the non-recurring excise gain in the UK market in 2000, profit was in line with last year, despite fiercely competitive market conditions in Poland and market size reductions in other markets. Volume grew well, predominantly in the central and eastern markets, resulting in an increase in regional volumes of 7 per cent to 223 billion.

Profit more than doubled in Russia, mainly due to improved brand mix. Vogue and Kent growth was supplemented by another excellent performance of the Yava portfolio and encouraging results from Pall Mall and Lucky Strike, with volumes increasing 15 per cent. Prilucky Osoblivy, only two years after its launch, has become the leading brand in Ukraine where volumes increased dramatically. Market share growth of Kent, Pall Mall and Derby, coupled with a reduction in overhead costs contributed to significantly higher profit in Romania.

In Germany, Lucky Strike, Gauloises Blondes and Pall Mall all grew market share and the Group's position was consolidated, despite the growth in trade brands reflecting the economic downturn. Coupled with a reduction in overhead costs this led to slightly higher profits. In Switzerland, excellent performances by Parisienne and Barclay combined with overhead savings contributed to outstanding profit growth. Higher margins and lower costs enhanced profitability in the Netherlands. An exceptional performance by Lucky Strike combined with additional competitive inroads made by Winfield were driving forces behind a significant profit growth in France. During the year Philip Morris withdrew from the UK Partnership which now gives us the freedom to build the business on our own terms, although this will come at some cost. As a result 555 Smooth was launched in the UK in October 2001 and is performing in line with expectations.

Profits from the smoking tobacco and cigars operations were slightly higher with good trading results in the UK and Germany. Fine cut volumes were up in the Netherlands, UK and Germany despite total market declines and increased price pressure in several core markets, notably in France. The leading position in the Belgian Cigar market was further strengthened and sector share of tobacco-rolls and cigars in Germany was maintained.

Amesca

The region increased profit by £28 million to £398 million, benefiting from higher contributions by South Africa, the Middle East, Pakistan and Bangladesh, as well as the associated companies in India. The results were adversely affected by the trading environment in Uzbekistan and the costs of setting up our new market entries in Egypt and Turkey. Although volumes increased in Pakistan and Bangladesh, regional volume at 233 billion was down by 2 per cent as a result of a sharp reduction in India.

In South Africa, profit reported in sterling was lower due to the depreciation of the rand. However, profit in local currency, excluding the profit of £33 million on the sale of the pipe tobacco business (see page 22), was higher as a result of the price increases, lower costs and the good performances of Peter Stuyvesant, Benson & Hedges and Dunhill. This improvement was achieved despite the domestic market decline of 3 per cent and the loss of the contribution from the disposed pipe tobacco business.

Mixed performances were reported elsewhere in Africa but profits were higher in total, overcoming difficult economic conditions and political instability. The North Africa results were affected by the investment in the Egyptian operations. The manufacturing plant currently under construction in Nigeria, as well as the development of leaf growing and a national distribution network, will secure future growth in the country.

The Group's associated companies in India produced excellent results, which were significantly ahead of last year. This improvement reflected price benefits and a higher overall market share, despite lower volumes in a declining market. Although sales volumes in Sri Lanka fell, market share was maintained and profit increased.

The results in the Middle East, where market share was maintained, showed significant improvement as a result of volume gains and improved margins. An operating loss in Uzbekistan reflected the very difficult trading conditions, the lack of dollar conversion and an almost 100 per cent currency devaluation in July.

In Pakistan, there was a significant turnaround in the business following a price repositioning. Total volume and market share increased strongly, mainly driven by the growth in Gold Flake and Capstan. Operating profit was well ahead, reflecting the volume increase and the benefit of the restructuring programme last year. In Bangladesh, volume increased in a growing market, with strong growth in John Player Gold Leaf. Market share fell slightly while the profit growth reflected the volume gains, coupled with mix benefits.

Non-trading items
The above results were achieved before accounting for any goodwill amortisation and exceptional items which are described on pages 21 and 22.

The Directors will be recommending to the shareholders at the Annual General Meeting to be held on 16 April 2002 the payment on 19 April 2002 of a final dividend for the year of 22.3p per ordinary share of 25p and convertible redeemable preference shares of 25p.

Valid transfers received by the Registrar of the Company up to 8 March 2002 will be in time to rank for payment of this dividend. Ordinary shares go ex-dividend on 6 March 2002.

The following is a summary of the dividends declared for the years ended 31 December 2001 and 2000.

	2001		2000	
	pence per share	£m	pence per share	£m
(a) On ordinary shares:				
Interim 2001 paid 17 September 2001	9.7	208		
2000 paid 18 September 2000			9.0	193
Final 2001 payable 19 April 2002	22.3	478		
2000 paid 8 May 2001			20.0	430
	32.0	686	29.0	623
(b) On convertible redeemable preference shares:				
Interim 2001 paid 17 September 2001	9.7	12		
2000 paid 18 September 2000			9.0	11
Final 2001 payable 19 April 2002	22.3	27		
2000 paid 8 May 2001			20.0	24
Amortisation of discount		18		22
	32.0	57	29.0	57

The amortisation of discount on preference shares reflects the difference between the share price at the date of the Rothmans transaction and the redemption price in 2004, which is being amortised over the period to the redemption date.

For the year ended 31 December

	2001 £m	2000 Restated £m
REVENUE		
Subsidiary undertakings	24,466	23,578
Share of associates and joint ventures	1,228	1,253
	25,694	24,831
PROFIT		
Subsidiary undertakings	2,176	1,739
after charging: integration costs	(82)	(126)
US restructuring costs		(119)
acquired stock		(83)
goodwill amortisation	(392)	(376)
Share of associates and joint ventures	121	61
after charging: Imasco restructuring costs		(71)
Total operating profit	2,297	1,800
Sale of business	33	
Profit on ordinary activities before interest	2,330	1,800
Net interest	(263)	(269)
Share of associates' and joint ventures' net interest	(2)	(9)
Profit before taxation	2,065	1,522
Taxation	(886)	(660)
Profit after taxation	1,179	862
Minority interests	(169)	(170)
Profit for the year	1,010	692
Dividends and other appropriations	(743)	(680)
Retained earnings	267	12
Earnings per share: Basic	44.43p	29.53p
Adjusted diluted	61.82p	56.93p

See notes on pages 19 to 28.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31 December

	2001 £m	2000 Restated £m
Profit for the year	1,010	692
Differences on exchange	(631)	(221)
Revaluation of associated company		1,248
Total recognised gains related to the year *(below)*	379	1,719

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS

for the year ended 31 December

	2001 £m	2000 £m
Balance 1 January	5,178	4,821
Accounting policy change	(81)	(95)
Balance 1 January restated	5,097	4,726
Total recognised gains related to the year *(above)*	379	1,719
Issue of shares - share options	3	3
Redemption of convertible redeemable preference shares		(695)
Dividends and other appropriations:		
Ordinary shares	(686)	(623)
Convertible redeemable preference shares	(39)	(35)
Amortisation of discount on preference shares	(18)	(22)
Other	18	24
Balance 31 December	4,754	5,097

See notes on pages 19 to 28.

The analyses below for the year ended 31 December include the Group's share of associates and joint ventures.

	Cigarette volumes		Net revenue	
	2001	2000	2001	2000
	bns	bns	£m	£m
America-Pacific	106	109	4,128	4,092
Asia-Pacific	82	87	1,472	1,405
Latin America	163	165	1,619	1,615
Europe	223	208	3,165	2,904
Amesca	233	238	1,655	1,599
	807	807	12,039	11,615
OPERATING PROFIT				
America-Pacific			1,019	878
Asia-Pacific			414	361
Latin America			428	425
Europe			512	541
Amesca			398	370
			2,771	2,575
US restructuring costs				(119)
Acquired stock				(83)
Integration costs			(82)	(126)
Goodwill amortisation			(392)	(376)
Imasco restructuring costs				(71)
			2,297	1,800

The net revenue analysis is based on the external sales in each region less duty, excise and other taxes. The operations of subsidiaries are almost entirely related to tobacco. The Group's share of the operations of associates and joint ventures comprise the following businesses:

	2001	2000
NET REVENUE		
Tobacco	668	588
Financial services		69
Other trading activities		43
	668	700
OPERATING PROFIT (after Imasco restructuring cost in 2000)		
Tobacco	121	45
Financial services		12
Other trading activities		4
	121	61

Following the acquisition of Imperial Tobacco Canada, the above results for associates and joint ventures only include the results of Imasco to 31 January 2000 (see page 20).

The figures shown below have been produced using average rates of exchange for the years ended 31 December 2001 and 2000 respectively, with the previously reported quarterly figures for 2001 restated using average rates for the full year.

	3 months to			
	31.3.01	30.6.01	30.9.01	31.12.01
	£m	£m	£m	£m
America-Pacific	201	268	269	281
Asia-Pacific	96	95	110	113
Latin America	100	124	111	93
Europe	116	135	142	119
Amesca	89	91	135	83
	602	713	767	689
Integration costs		(73)	(6)	(3)
Goodwill amortisation	(96)	(98)	(99)	(99)
Total operating profit	506	542	662	587
Sale of business	33			
Profit on ordinary activities before interest	539	542	662	587
Net interest - subsidiary undertakings	(70)	(74)	(71)	(48)
Share of associates' and joint ventures' net interest	(2)	(1)	(1)	2
Profit before taxation	467	467	590	541

	3 months to 31.3.00 £m	30.6.00 £m	30.9.00 £m	31.12.00 £m
America-Pacific	181	211	245	241
Asia-Pacific	78	95	98	90
Latin America	88	115	116	106
Europe	116	125	177	123
Amesca	82	99	100	89
	545	645	736	649
US restructuring costs				(119)
Acquired stock	(83)			
Integration costs	(18)	(26)	(31)	(51)
Imasco restructuring costs	(69)			(2)
Goodwill amortisation	(86)	(96)	(96)	(98)
Profit on ordinary activities before interest	289	523	609	379
Net interest - subsidiary undertakings	(63)	(39)	(97)	(70)
Share of associates' and joint ventures' net interest	(3)	(1)	(1)	(4)
Profit before taxation	223	483	511	305

The above table includes the results from Canada, comprising of the Group's share of the results of its associate for January 2000 and the consolidated results of Imperial Tobacco for the 11 months to 31 December 2000 (see page 20).

31 December

	2001 £m	2000 Restated £m
Fixed assets		
Intangible assets	6,546	7,158
Tangible assets	2,678	2,600
Investments in associates and joint ventures	274	201
Other investments and long term loans	512	527
	10,010	10,486
Current assets		
Stocks	2,748	3,053
Debtors	2,173	2,253
Acquired businesses awaiting disposal		57
Current investments	331	221
Short term deposits and cash	1,968	1,667
	7,220	7,251
TOTAL ASSETS	17,230	17,737
Capital and reserves		
Share capital	575	575
Share premium account	10	7
Merger reserves	4,231	4,475
Capital redemption reserve	30	30
Other reserves	529	511
Profit and loss account	(621)	(501)
Shareholders' funds (including non-equity interests)	4,754	5,097
Minority shareholders' equity interest	329	419
	5,083	5,516
Other liabilities		
Provisions for liabilities and charges	1,467	1,456
Borrowings	6,150	6,151
Creditors	4,530	4,614
	12,147	12,221
TOTAL FUNDS EMPLOYED	17,230	17,737

See notes on pages 19 to 28.

For the year ended 31 December

	2001 £m	2000 £m
Net operating cash flow from subsidiary undertakings	3,279	2,758
Dividends from associates	38	30
Net cash inflow from operating activities	3,317	2,788
Returns on investments and servicing of finance	(586)	(530)
Taxation paid	(858)	(598)
Capital expenditure and financial investment	(455)	(346)
Net cash generation	1,418	1,314
Acquisitions less disposals	(342)	88
Equity dividends paid	(638)	(580)
Cash flow	438	822

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements comprise the audited results for the years ended 31 December 2001 and 31 December 2000.

The audited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards.

During the year, two new accounting standards were implemented being FRS18 on Accounting Policies and FRS19 on Deferred Tax. FRS18 had no significant impact on the Group accounts.

Accounting standard FRS19 on Deferred Tax requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. In adopting FRS19, the Group has chosen not to discount deferred tax assets and liabilities.

The comparative figures for 2000 have been restated to reflect the impact of FRS19. Consequently the interest of British American Tobacco's shareholders at 1 January 2000 and 31 December 2000, as published last year, have been reduced by £95 million and £81 million respectively to reflect recognition of the additional net provision in respect of deferred tax. The impact of FRS19 is to decrease the tax charge as follows:

	Year to 31.12.01 £m	Year to 31.12.00 £m
Decrease in tax charge	24	23

The reduction in the tax charge in 2001 principally arises from movements in the deferred tax asset set up under FRS19 in respect of payments for US tobacco settlement costs. The reduction in 2000 principally arises from the setting up of a deferred tax asset for the exceptional charge in respect of the cigarette stocks reacquired from S.C.A. Tobacco Corporation (SCAT) on 31 March 2000 (see page 22).

In addition to the above accounting standard FRS17 on Retirement Benefits was issued and represents a radical change in accounting for pension costs and other post retirement benefits. Full application of FRS17 requirements is not mandatory until accounting periods ending on or after 22 June 2003. Consequently, as the Group has made use of the transitional provisions of the standard, the Group's reported income and shareholders' equity does not reflect the impact of FRS17 requirements. The impact of applying FRS17 at 31 December 2001 would be to reduce our reported shareholders' funds by £106 million.

However, the Group balance sheet also includes at cost investments pledged in respect of pension liabilities in Germany. If these pledged investments were included at fair value, consistent with the treatment of the pension liabilities under FRS17, then the effect of FRS17 on shareholders' funds would be reduced from £106 million to £14 million.

BAT AUSTRALASIA

On 30 January 2001, it was announced that the Group's Australian subsidiary had entered into an agreement under which the Group proposed to acquire the remaining 40.5 per cent shareholding of that company that it did not already own. This transaction was completed on 11 May 2001 at a cost of Aus$1.1 billion (£393 million), resulting in goodwill of £311 million which will be amortised over 20 years. Following the transaction, the company was delisted from the Australian Stock Exchange.

IMPERIAL TOBACCO CANADA/IMASCO

As reported last year, on 1 February 2000 a transaction was completed whereby the holding in Imasco, an associated company in Canada, was effectively replaced by shares in Imperial Tobacco Canada, a wholly-owned subsidiary comprising only the tobacco interests of Imasco.

Consequently, the comparative results from Canada for the year ended 31 December 2000 comprise the Group's share of the results of its associate for January and the consolidated results of Imperial Tobacco Canada for the eleven months to 31 December 2000. In January 2000, Imasco's discontinued non-tobacco operations contributed £112 million of turnover and £16 million of profit. For the period the tobacco operations were an associate they contributed £23 million of turnover and £9 million of profit, while for the period they were a wholly-owned subsidiary they contributed £757 million of turnover and £364 million of profit before goodwill amortisation.

Having sold most of the non-tobacco businesses of Imasco in 2000, the Group disposed of the remaining operations of Genstar, Imasco's land development company in Canada, for Can$128 million in 2001. As the intention at the time of the Imasco acquisition was to dispose of all these non-tobacco businesses, the revaluation of £1,248 million included in the year to 31 December 2000 is principally in respect of the surplus on revaluing the businesses prior to their disposal. As a result of this revaluation, the profit and loss account does not include any gain on these disposals.

CONVERTIBLE REDEEMABLE PREFERENCE SHARES

British American Tobacco p.l.c. issued ordinary shares and convertible redeemable preference shares in consideration for the acquisition of Rothmans International in 1999. In accordance with the terms of the convertible redeemable preference shares, the holders of such shares gave notice in 2000 of the redemption of 50 per cent of the preference shares, at a price of 575p per share. An amount of £695 million was paid on 7 June 2000 to redeem these preference shares. The remaining preference shares are redeemable in June 2004 at a price of 675p each, unless previously redeemed or converted.

EXCHANGE RATE EFFECTS

The results of overseas subsidiaries and associates have been translated to sterling for the purpose of this report at average rates of exchange. The strengthening of average rates of a number of currencies against sterling, primarily the US dollar and euro, was largely offset by the weakness of the South African rand and Brazilian real and operating profit before exceptional items benefited by approximately £18 million.

EXCEPTIONAL ITEMS

Integration costs are the costs incurred in integrating Rothmans into the British American Tobacco Group and the consequential restructuring of the enlarged Group. The charge of £82 million for the current year, mainly in respect of rationalisation costs in Europe, comprises the last items which will be disclosed as integration costs.

At the time of the merger we reported that we expected to achieve annual synergy benefits of some £250 million at a cost of £400 million. Although the final costs of £565 million are above our initial estimates, the annual savings are now proportionately higher at over £350 million, some of which is being reinvested in the business.

During 2000 Brown & Williamson announced a major cost cutting programme in order to improve its financial position and enable it to remain competitive. The cost of £119 million for early retirement and redundancies and the write down of fixed assets were charged in 2000 as an exceptional item.

The purchase of SCAT on 31 March 2000, which distributed the Group's products in Japan, resulted in the Group reacquiring cigarette stocks which had previously been sold to that business. A one-off accounting adjustment of £83 million was charged against Group operating profit in 2000, to remove the gross contribution previously recognised by the Group on those cigarette sales.

The Imasco restructuring costs of £71 million in 2000 relate to the Group's share of the pre-tax cost to Imasco of buying out share options, together with other employee deferred compensation and severance arrangements consequent upon a fundamental change of control.

GOODWILL AMORTISATION

The amortisation charge of £392 million (2000 £376 million) is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000.

SALE OF BUSINESS

The sale of the Group's pipe tobacco business in South Africa to Swedish Match was completed on 1 February 2001, resulting in a non-taxable profit on disposal of £33 million.

INTEREST AND INTEREST COVER

Net interest paid was £13 million lower at £265 million as the impact in 2001 of the acquisition of the minority shares in Australia, together with the financing of the June 2000 redemption of convertible redeemable preference shares and a gain on the cancellation of swap contracts in 2000, was more than offset by the benefits from the Group's cash flow and lower interest rates.

The Group's interest cover was distorted in 2000 and 2001 by goodwill amortisation and exceptional items in operating profit, as well as the profit on sale of a business in 2001. On an adjusted basis, interest cover, based on profit before interest paid over interest paid, remains strong at 7.2x (2000 5.8x). On a similar adjusted basis, interest cover based on profit before net interest over net interest, was 10.5x (2000 9.5x).

	Year to 31.12.01 £m	31.12.00 Restated £m
UK	(4)	20
Overseas	859	751
	----	----
Current taxation	855	771
Deferred taxation	(13)	(136)
	----	----
British American Tobacco p.l.c. and subsidiary undertakings	842	635
Share of associates	44	25
	----	----
	886	660
	====	====
Tax rate	42.9%	43.4%
	====	====

The tax rates in both 2001 and 2000 were adversely affected by goodwill amortisation. The underlying tax rate reflected in the adjusted earnings per share shown below was 36.6 per cent (2000 34.1 per cent). The increase in the rate was due to significant growth in profit before tax in relatively high taxed countries.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilution effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been affected by a number of exceptional items. To illustrate the impact of the principal distortions, as well as the effect of goodwill amortisation, adjusted diluted earnings per share are shown below:

	Diluted earnings per share Year to	
	31.12.01	31.12.00 Restated
	(pence)	(pence)
Unadjusted earnings per share	43.97	29.57
Effect of US restructuring costs		3.08
Effect of acquired stock		2.14
Effect of goodwill amortisation	17.07	16.07
Effect of integration costs	2.22	4.02
Effect of Imasco restructuring costs		2.05
Effect of sale of business	(1.44)	
Adjusted earnings per share	61.82	56.93

Similar types of adjustments would apply to basic earnings per share which, on an adjusted basis, would be 63.55p (2000 59.30p) compared to unadjusted amounts of 44.43p (2000 29.53p).

GROUP RESERVES

The Group reserve movements are summarised on page 13. As explained on page 19 Group reserves have been restated for a change in accounting for deferred tax.

During 2001 there was a decrease in reserves of £631 million due to exchange, notably affected by the weakness of the South African, Canadian and Argentinian currencies. The prior year reflects the £1,248 million gain on disposal of the non-tobacco businesses of Imasco (see page 20) and the charge of £695 million for the redemption of 50 per cent of the convertible redeemable preference shares (see page 21).

Shareholders' funds comprise £3,980 million (2000 £4,341 million) of equity interests and £774 million (2000 £756 million) of non-equity interests.

The Group's cash flow is summarised on page 18 but the comparison of 2001 with 2000 is distorted by a number of events.

The increase in net operating cash flow by £529 million to £3,317 million reflects the growth in underlying operating profit, while the 2000 flows were more adversely affected by exceptional items for integration and restructuring costs. The operating cash flow in both years reflected continuing improvements in the efficient use of working capital.

Investment returns and finance costs (which include preference and minorities' dividends, as well as interest), were up by £56 million at £586 million, while taxation rose by £260 million to £858 million. Both net interest and taxation were affected by the settlement of tax audits, with taxation also impacted by timing and other one-off effects. Capital expenditure and financial investment is £109 million higher at £455 million, principally as investment for future growth was made in new and expanding operations, as well as systems development.

Acquisitions less disposals resulted in a net outflow of £342 million, due to the buy out of the Australian minorities partly offset by the proceeds on the disposal of the Canadian operations of Genstar and the South African pipe tobacco business. The cash inflow of £88 million in 2000 included the sale of Rothmans Canada and the net cash impact of the Imperial Tobacco acquisition, less the cost of acquiring SCAT.

After equity dividends of £638 million, the net cash inflow was £438 million. With only a small net impact of exchange on foreign currency borrowings and cash, the Group's net debt position improved by £412 million.

With total borrowings remaining similar to last year at £6,150 million, the net debt movement was reflected in cash and short term investments increasing by £411 million to £2,299 million.

CONTINGENT LIABILITIES

There are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries. Group companies, notably Brown & Williamson Tobacco Corporation ('B&W'), as well as other leading cigarette manufacturers are defendants, principally in the United States, in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

Legal matters outside the United States
At year end, active claims against Group companies existed in 17 countries but the only countries with more than five active claims are Argentina, Brazil, Canada, the Netherlands and the Republic of Ireland.

The total number of US product liability cases pending at year end involving Group companies was approximately 4,419 (31 December 2000, 4,740 cases). UK based Group companies were named as co-defendants in some 1,387 of those cases (2000, 1,345 cases). Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant. The cases fall into four broad categories:

(1) Medical reimbursement cases. These civil actions seek to recover amounts spent by government entities and other third party providers on health care and welfare costs claimed to result from illnesses associated with smoking. Despite the almost uniform success of the industry's defence to these actions to date, the US Department of Justice has filed a suit seeking reimbursement for Medicare and other health expenses incurred by the US Federal Government as well as various equitable remedies, including paying over of proceeds from alleged unlawful acts. The court has dismissed the reimbursement claims (and has dismissed B.A.T Industries on jurisdictional grounds) but is allowing the government to proceed with its claim for equitable relief which is tentatively scheduled for trial in July 2003.

(2) Class actions. As at 31 December 2001, B&W was named as a defendant in some 28 (31 December 2000, 35) separate actions attempting to assert claims on behalf of classes of persons allegedly injured by smoking. The Engle case (Florida) is currently on appeal. At the end of the second phase of a three phase trial, the jury awarded compensatory damages totalling US$12.7 million to three class representatives (US$5.8 million of which was found to be time barred) and assessed US$17.6 billion in punitive damages against B&W and US$127 billion in total punitive damages against the other major companies in the US tobacco industry. For numerous reasons, B&W remains confident that Engle will eventually be reversed on appeal. Immediate payment of punitive damages pursuant to the verdict is unlikely for a number of reasons, including, among others, that the punitive damages cannot be final until completion of a series of further individual trials for every

member of the class (the so-called phase three of the Engle trial plan, which will take many years); that the jury's determination of punitive damages violates several provisions of Florida law; and that, pursuant to recently adopted legislation, in Florida any enforcement of punitive damages must be stayed upon the posting of a bond in an amount equal to the lower of 10 per cent of the defendant's net worth or US$100 million.

(3) Individual cases. Approximately 4,318 cases were pending against B&W at 31 December 2001 (31 December 2000, 4,637), filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). Of these cases: (a) approximately two thirds are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damage claims by class members; (b) approximately one quarter are cases brought in consolidated proceedings in West Virginia; and (c) less than 7 per cent are cases filed by other individuals. In 2001, the Supreme Court refused to review a jury verdict against B&W for US$750,000 (Carter) that had been reinstated by the Florida Supreme Court. B&W paid this amount with interest (a total of just over US$1 million) in June 2001.

4) Other claims. As at 31 December 2001, 15 cases were pending on behalf of asbestos companies, seeking reimbursement for costs and judgements paid in litigation brought by third parties against them. One case (Falise), brought by a trust established to pay asbestos litigation claims, ended in a mistrial in January 2001. The plaintiffs subsequently dismissed this case as well as one other similar case.

As at 31 December 2001, B&W was named as defendant in 29 US cases brought by foreign government entities seeking reimbursement of medical costs which they incurred for treatment for persons in their own countries who are alleged to have smoked imported cigarettes, including those manufactured by B&W. Seven foreign government cases were dismissed in 2001.

Conclusion

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Company believes that the defences of the Group companies to all these various claims are meritorious both on the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgement were entered against any of the Group companies in any case, an appeal would be made. Such appeals could require the posting of appeal bonds or substitute security by the appellants in amounts which could in some cases equal or exceed the amount of the judgement.

At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of all this litigation will significantly impair the financial condition of the Group.

ANNUAL REPORT AND ACCOUNTS

The above figures have been extracted from the Group's full financial statements which, for the year ended 31 December 2000 have been delivered and for the year ended 31 December 2001, will be delivered to the Registrar of Companies. Both carry an unqualified audit report. The Annual General Meeting will be held on 16 April 2002 at 11.30 a.m. at The Brewery, Chiswell Street. London.

The report and accounts will be posted to shareholders in March 2002.

Aileen E McDonald
Secretary
26 February 2002